Mellanox Technologies, Ltd.
Hermon Bldg.
Yokneam, Israel 20692
April 2, 2009
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Mellanox Technologies, Ltd. Amendment No. 2 to Schedule TO-I File No. 005-83178
Dear Mr. Duchovny,
     Pursuant to the comment letter received by Mellanox Technologies, Ltd. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 27, 2009, with respect to the above referenced Schedule TO-I, as amended, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call Kathleen Wells of Latham & Watkins LLP, counsel to the Company, at (650) 463-2677 if you have any questions regarding this acknowledgment letter.

Very truly yours,
/s/ Michael Gray
Michael Gray
Chief Financial Officer